UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ATS Medical, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
002083103
(CUSIP Number)
Chad Cornell
Vice President of Business Development
Medtronic, Inc.
710 Medtronic Parkway
Minneapolis, MN 55432
(612) 514-4000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 28, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No:	002083103

1	NAMES OF REPORTING PERSONS Medtronic, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(1)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Minnesota

	7	SOLE VOTING POWER

NUMBER OF		36,854

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,673,095(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		36,854

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,709,949(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.90% shares of Common Stock(1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) An aggregate of 15,673,095 shares of ATS Medical, Inc. (“ATS”) common stock are subject to voting agreements dated April 28, 2010 (the “Voting Agreements”) entered into by Pilgrim Merger Corporation, a Minnesota corporation (“Merger Sub”) and Theodore C. Skokos, Essex Woodlands Health Ventures Fund VIII, L.P., and Alta Partners VIII, L.P. (each a “Voting Agreement Shareholder,” collectively, the “Voting Agreement Shareholders”) representing shares beneficially owned by the Voting Agreement Shareholders. Medtronic expressly disclaims beneficial ownership of any shares of ATS common stock covered by the Voting Agreements. Based on the number of shares of ATS common stock outstanding as of April 28, 2010 (as represented by ATS in the Merger Agreement discussed in Items 3 and 4), the aggregate number of shares of ATS common stock covered by the Voting Agreements represents approximately 19.85% of the outstanding ATS common stock.
(2) Calculated based on 78,944,469 shares of ATS common stock outstanding at April 28, 2010, as represented by ATS in the Agreement and Plan of Merger described in Item 3 and attached hereto as Exhibit 2.1.

Item 1. Security and Issuer
(A)	Title of Security:

Common Stock, $0.01 par value per share (the “Shares”).

(b)	Name of the Issuer:

ATS Medical, Inc., a Minnesota corporation (“ATS”).

(c)	ATS’s principal executive office:

3905 Annapolis Lane, Suite 105 Minneapolis, MN 55447
Item 2. Identity and Background
Pursuant to Instruction C of Schedule 13D, the information required regarding Medtronic, Inc.’s officers, directors and significant shareholders is set forth on Schedule A and incorporated herein by reference.
(a) This statement on Schedule 13D is filed by Medtronic, Inc., a Minnesota corporation (“Medtronic”).
(b) The principal business offices of Medtronic are located at 710 Medtronic Parkway, Minneapolis, MN 55432.
(c) Medtronic is the global leader in medical technology — alleviating pain, restoring health, and extending life for millions of people around the world. Medtronic is headquartered in Minneapolis, Minnesota.
(d) During the last five years, neither Medtronic nor, to the best of its knowledge, any of its executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, neither Medtronic nor, to the best of its knowledge, any of its executive officers or directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
On April 28, 2010, ATS entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Medtronic and Pilgrim Merger Corporation, a Minnesota corporation and wholly owned subsidiary of Medtronic (“Merger Sub”), pursuant to which, on the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into ATS, the separate existence of Merger Sub shall cease, and ATS will be the surviving corporation (the “Merger”). Upon the terms and subject to the conditions set forth in the Merger Agreement, Medtronic will pay, and holders of Shares will receive, cash equal to $4.00 per Share.
A copy of the Merger Agreement, listed as Exhibit 2.1 hereto, is incorporated by reference to Exhibit 2.1 to ATS’s Current Report on Form 8-K filed on April 29, 2010 (SEC File No. 0–18062). The consummation of the Merger and the transactions contemplated by the Merger Agreement are subject to approval by the shareholders of ATS, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.
As an inducement for Medtronic and Merger Sub to enter into the Merger Agreement, contemporaneously with the execution of the Merger Agreement, certain shareholders of ATS (the “Voting Agreement Shareholders”), who together with their respective affiliates beneficially own approximately 35.73% of the outstanding Shares, entered into voting agreements (the “Voting Agreements”) in favor of Merger Sub agreeing, among other things, to vote shares representing approximately 19.85% of the outstanding Shares in favor of the adoption of the Merger Agreement and approval of the Merger and certain other matters. No capital of Medtronic or Merger Sub is expected to be expended by Medtronic or Merger Sub in connection with the exercise of its rights with respect to the 15,673,095 Shares covered by the Voting Agreements. The form of the Voting Agreement is attached hereto as Exhibit 2.2 and is incorporated herein by reference.
Prior to the Merger, Medtronic directly owned 36,854 Shares, which were acquired in connection with ATS’s acquisition of 3F Therapeutics, Inc. (the “3F Merger”). On January 23, 2006, ATS, Seabiscuit Acquisition Corp., a Delaware corporation, and wholly owned subsidiary of ATS, 3F Therapeutics, Inc., a Delaware corporation (“3F”), and Boyd D. Cox, as Stockholder Representative entered into an Agreement and Plan of Merger (the “3F Agreement”). Prior to the 3F Merger, Medtronic owned 55,800 shares of 3F common stock, which were converted into 22,200 Shares as a result of the 3F Merger. Subsequent to the 3F Merger, the former stockholders of 3F received additional Shares, which were issued as payment to the former stockholders of 3F for achievement of certain milestones set forth in the 3F Agreement (the “Milestone Payment”). Pursuant to the Milestone Payment, Medtronic received an additional 14,654 Shares.
Item 4. Purpose of Transaction
As further described in Item 3 above, this statement relates to the Merger and the Voting Agreements. At the effective time of Merger, the separate existence of Merger Sub will cease and ATS will continue as the surviving corporation and as a wholly-owned subsidiary of Medtronic. Each Share issued and outstanding immediately prior to the Merger will be cancelled, extinguished and automatically converted into the right to receive the merger consideration of $4.00 per Share as described in the Merger Agreement. In addition, each option and warrant to purchase Shares and each ATS restricted stock unit will be cancelled in exchange for the right to receive an amount payable in cash as described in the Merger Agreement. Following the Merger, ATS will not continue to be publicly traded, and the registration of the Shares under the Exchange Act will be terminated. The foregoing summary is qualified in its entirety by reference to the copy of the Merger Agreement listed as Exhibit 2.1 hereto, and incorporated by reference to Exhibit 2.1 to ATS’s Current Report on Form 8-K filed on April 29, 2010 (SEC File No. 0–18062).
As an inducement for Medtronic and Merger Sub to enter into the Merger Agreement, contemporaneously with the execution of the Merger Agreement, the Voting Agreement Shareholders entered into Voting Agreements in favor of Merger Sub agreeing, among other things, to vote Shares representing approximately 19.85% of the outstanding Shares: (a) in favor of the approval, consent and ratification of the Merger Agreement, the Merger, and any other matter proposed to be approved pursuant to the Merger Agreement; and (b) against any proposal or action that could impede, interfere, frustrate, nullify or discourage the Merger, could facilitate an acquisition of ATS, in any manner, by a party (other than Medtronic) (an “Acquisition Proposal”), or could reasonably result in any of the conditions under the Merger Agreement not being fulfilled. In addition, each Voting Agreement Shareholder agrees not to (i) sell, transfer, pledge, assign, hypothecate, encumber, tender or otherwise dispose of, or enter into any contract, option or other arrangement with respect to the sale, transfer, pledge, assignment, hypothecation, encumbrance, tender or other disposition of the Shares specified in Section 1 of the Voting Agreement; (ii) grant any proxies with respect to any Shares specified in Section 1 of the Voting Agreement inconsistent with such Voting Agreement, deposit any Shares specified in Section 1 of the Voting Agreement into a voting trust or enter into a voting or option agreement with respect to any Shares specified in Section 1 of the Voting Agreement; (iii) directly or indirectly, solicit, initiate, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to an Acquisition Proposal or engage in any negotiation concerning, or provide any confidential information or data to, or have any discussions with any person relating to an Acquisition Proposal (provided that if the Voting Agreement Shareholder or any affiliate of the Voting Agreement Shareholder is a member of the ATS’s board of directors, nothing in the Voting Agreement shall prevent such Voting Agreement Shareholder or affiliate from taking any action solely in such Voting Agreement Shareholder’s or affiliate’s capacity as a member of ATS’s board of directors in the exercise of such director’s fiduciary duties, including with respect to an Acquisition Proposal); or (iv) take any action that would make any representation or warranty of the Voting Agreement Shareholder in the Voting Agreement untrue or incorrect or prevent, burden or materially delay the consummation of the transactions contemplated by the Voting Agreement or the Merger Agreement.
Pursuant to the Voting Agreements, each Voting Agreement Shareholder appoints the members of the board of directors of Merger Sub, and each of them, or any other designee of Merger Sub, with full power of substitution and resubstitution, as the proxy of such Voting Agreement Shareholder with respect to the Shares and the matters set forth in the Voting Agreements, and authorizes him or her to represent and to vote the Shares specified in Section of the Voting Agreement if and only if the Voting Agreement Shareholder (i) fails to vote or (ii) attempts to vote (whether by proxy, in person or by written consent), such Shares in a manner that is inconsistent with the terms of the Voting Agreement. The proxy granted pursuant to the Voting Agreement is given in consideration of the agreements and covenants of ATS, Merger Sub and Medtronic in connection with the transactions contemplated by the Merger Agreement and the Voting Agreement and, as such, is coupled with an interest and is irrevocable unless and until the earlier of the effective time of the Merger or the termination of the Merger Agreement in accordance with its terms.

The names of the Voting Agreement Shareholders and the number of Shares and the percentage ownership that are subject to the Voting Agreements are set forth in Schedule B hereto which is hereby incorporated by reference. The foregoing summary is qualified in its entirety by reference to the copy of the form of Voting Agreement attached as Exhibit 2.2 to this Schedule 13D, which is incorporated herein by reference.
Shared voting power with respect to the Shares owned by the Voting Agreement Shareholders may be deemed to have been acquired through execution of the Voting Agreements. Medtronic has not expended any funds in connection with the execution of the Voting Agreements.
Under the terms of the Merger Agreement, the directors of Merger Sub immediately prior to the effective time of the Merger and the officers of ATS immediately prior to the effective time of the Merger will be the directors and officers, respectively, of ATS until their respective death, permanent disability, resignation or removal or until their respective successors are duly elected and qualified.
Pursuant to the terms of the Merger Agreement, the Articles of Incorporation of ATS will be amended and restated in their entirety to read as the Articles of Incorporation of Merger Sub in effect immediately prior to the effective time of the Merger, except that Article I of shall read as follows: “The name of the Corporation is Medtronic ATS Medical, Inc.” and will be the Articles of Incorporation of ATS following the Merger. The Bylaws of Merger Sub, as in effect immediately prior to the effective time of the Merger will be the Bylaws of ATS following the Merger. The foregoing summary is qualified in its entirety by reference to Sections 1.04 of the Merger Agreement listed as Exhibit 2.1 hereto, and incorporated by reference to Exhibit 2.1 to ATS’s Current Report on Form 8-K filed on April 29, 2010 (SEC File No. 0–18062).
If the Merger is completed, the right of former 3F stockholders to receive additional Shares upon achievement of an additional remaining milestone will be converted in the right to receive cash. However, if the Merger is not completed, Medtronic may directly acquire additional Shares pursuant to the 3F Merger Agreement upon achievement of the remaining milestone set forth in the 3F Merger Agreement. As of the date hereof, such remaining milestone has not been met.
Other than as described above, Medtronic currently has no plans or proposals that relate to, or may result in, any of the matters listed in Items 4 (a) — (j) of Schedule 13D.
Item 5. Interest in Securities of the Issuer
Medtronic has the sole power to vote and/or dispose of 36,854 Shares, representing less than one percent of the issued and outstanding Shares.
In addition, as a result and subject to the terms of the Voting Agreements, Medtronic, as the parent of Merger Sub, may be deemed to have the power to vote an aggregate of 15,673,095 Shares, in each case for the limited purposes described in Item 4 above. Such Shares constitute approximately 19.85% of the issued and outstanding Shares based on the number of Shares outstanding at April 28, 2010. Other than with respect to the voting rights granted to Merger Sub pursuant to the Voting Agreements, Medtronic does not have the right to vote such shares on any other matters. Medtronic shares such voting power with the board of directors of Merger Sub as identified in the Voting Agreements. Medtronic does not have any power to dispose or direct the disposition of any Shares covered by the Voting Agreements, and does not have the right to receive or the power to direct the receipt of dividends from such Shares.
Except as described herein, neither Medtronic nor Merger Sub has effected any transaction in Shares during the past 60 days.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.
Other than as described in this Schedule 13D described above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Medtronic and any person with respect to any securities of ATS including but not limited to the transfer or voting of any securities of ATS, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits

Exhibit 2.1:	Agreement and Plan of Merger, dated April 28, 2010, by and among Medtronic, Inc., Pilgrim Merger Corporation and ATS Medical, Inc. (Incorporated by reference to Exhibit 2.1 to ATS’s Current Report on Form 8-K filed on April 29, 2010 (SEC File No. 0–18062)).

Exhibit 2.2:	Form of Voting Agreement, dated April 28, 2010, by and between Medtronic, Inc. and certain shareholders of ATS Medical, Inc.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 10, 2010

MEDTRONIC, INC.
By:	/s/ Gary L. Ellis
Gary L. Ellis
Senior Vice President and Chief Financial Officer

SCHEDULE A
DIRECTORS, EXECUTIVE OFFICERS OF MEDTRONIC, INC.
The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Medtronic, Inc. (“Medtronic”), are set forth below. The business address for each person listed below is 710 Medtronic Parkway, Minneapolis, MN 55432. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Medtronic. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation
Directors
Richard H. Anderson	Chief Executive Officer of Delta Air Lines, Inc.
David L. Calhoun	Chairman and Chief Executive Officer of The Nielsen Company
Victor J. Dzau, M.D.	Chancellor of Health Affairs at Duke University
William A. Hawkins	Chairman and Chief Executive Officer
Shirley Ann Jackson, Ph.D.	President of Rensselaer Polytechnic Institute
James T. Lenehan	Financial Consultant and Retired Vice Chairman and President of Johnson & Johnson
Denise M. O’Leary	Private Venture Capital Investor
Kendall J. Powell	Chairman and Chief Executive Officer of General Mills
Robert C. Pozen	Chairman of MFS Investment Management
Jean-Pierre Rosso	Chairman of World Economic Forum USA
Jack W. Schuler	Co-Founder of Crabtree Partners

Name	Present Principal Occupation and Country of Residency, If not U.S.
Executive Officers (Who Are Not Directors)
H. James Dallas	Senior Vice President, Quality and Operations
Gary L. Ellis	Senior Vice President and Chief Financial Officer
D. Cameron Findlay	Senior Vice President, General Counsel and Secretary
Caroline Stockdale	Senior Vice President, Chief Talent Officer, Citizen of United Kingdom
Michael J. Coyle	Executive Vice President and Group President, Cardiology
James P. Mackin	Senior Vice President and President, Cardiac Rhythm Disease Management (CRDM)
Scott R. Ward	Senior Vice President and President, CardioVascular
Jean-Luc Butel	Executive Vice President and Group President, International, Citizen of France
Christopher J. O’Connell	Executive Vice President and Group President, Spinal and Biologics, Neuromodulation, Diabetes, and Surgical Technologies
Robert Blankemeyer	Senior Vice President & President, Surgical Technologies
Stephen La Neve	Senior Vice President and President, Spinal and Biologics
Catherine Szyman	Sr. Vice President & President, Diabetes
Thomas M. Tefft	Sr. Vice President & President, Neuromodulation
Richard E. Kuntz, M.D.	Senior Vice President and Chief Scientific, Clinical and Regulatory Officer
Susan Alpert, Ph.D., M.D.	Sr. Vice President, Chief Regulatory Officer
Stephen N. Oesterle, M.D.	Sr. Vice President for Medicine & Technology

SCHEDULE B
VOTING AGREEMENT SHAREHOLDERS

	ATS Medical, Inc. Common Stock
	Subject to Voting Agreement
Name of Voting Agreement Shareholder	Number of Shares	Percentage Ownership
Theodore C. Skokos	1,150,505	1.46%
Essex Woodlands Health Ventures Fund VIII, L.P.	5,592,721	7.08%
Alta Partners VIII, L.P.	8,929,869	11.31%

EXHIBIT INDEX

Exhibit 2.1	Agreement and Plan of Merger, dated April 28, 2010, by and among Medtronic, Inc.., Pilgrim Merger Corporation and ATS Medical, Inc. (Incorporated by reference to Exhibit 2.1 to ATS’s Current Report on Form 8-K filed on April 29, 2010 (SEC File No. 0–18062)).

Exhibit 2.2	Form of Voting Agreement, dated April 28, 2010, by and between Medtronic, Inc. and certain shareholders of ATS Medical, Inc.

Exhibit 2.2
VOTING AGREEMENT

DATE:	April ___, 2010

PARTIES:	Pilgrim Merger Corporation a Minnesota corporation	(hereinafter “Merger Sub”)

and

	________________________, a shareholder of ATS Medical, Inc.	(hereinafter the “Shareholder”)
RECITALS:
     A. Shareholder is the legal or beneficial owner of shares of common stock, par value $0.01 per share (“Common Stock”), of ATS Medical, Inc., a Minnesota corporation (the “Company”).
     B. Shareholder or one of Shareholder’s Managing Directors is a member of the Company’s Board of Directors.
     C. Medtronic, Inc. (“Parent”), Merger Sub, a wholly-owned subsidiary of Parent, and the Company are entering, or have entered into, an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which it is proposed that Merger Sub will merge with and into the Company (the “Merger”) and as a result of which the outstanding shares of the Company’s Common Stock will be converted into the right to receive a cash payment.
     D. Shareholder deems it to be in Shareholder’s best interest and the best interests of the Company and all other shareholders of the Company that the Merger Agreement be approved, ratified and confirmed by the shareholders of the Company, and it is a condition to Merger Sub’s obligations under the Merger Agreement that Shareholder enter into this Voting Agreement (the “Agreement”).
     E. It is understood and acknowledged by Shareholder that (i) the execution of the Merger Agreement by Parent and Merger Sub is being done in reliance, in part, upon the execution and delivery of this Agreement, and (ii) that Parent and Merger Sub will incur substantial expenses proceeding toward consummation of the Merger as contemplated by the Merger Agreement and that such expenses will be undertaken, in part, in reliance upon and as a result of the agreements and undertakings of Shareholder set forth herein.
     NOW, THEREFORE, in consideration of the foregoing, and in order to induce Parent and Merger Sub to execute the Merger Agreement and to proceed as contemplated by the Merger

Agreement toward consummation of the Merger, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:
AGREEMENTS:
     1. Vote in Favor of Merger. During the period commencing on the date hereof and terminating upon the earlier of (i) the effective time of the Merger, or (ii) the termination of the Merger Agreement in accordance with its terms, Shareholder agrees to vote (or cause to be voted) ___________ shares of Common Stock presently legally or beneficially owned by Shareholder (such number of shares of Common Stock to be reduced or increased, as the case may be, pro rata by the number of shares of Common Stock by which the Company’s outstanding shares of Common Stock are reduced or increased, if any such reduction or increase shall occur, and effective simultaneously with any such reduction or increase, between the date hereof and the termination date of this Agreement), at any meeting of the shareholders of the Company, and in any action by written consent of the shareholders of the Company, in favor of the approval, consent and ratification of the Merger Agreement, the Merger and any other matter proposed to be approved pursuant to the terms of the Merger Agreement, and against any proposal or action that could impede, interfere, frustrate, nullify or discourage the Merger, could facilitate an acquisition of the Company, in any manner, by a party (other than Parent) (an “Acquisition Proposal”), or could reasonably result in any of the conditions under the Merger Agreement not being fulfilled. To the extent inconsistent with the foregoing provisions of this Section 1, Shareholder hereby revokes any and all previous proxies granted or executed by Shareholder with respect to any shares of Common Stock that are specified in this Section 1.
     2. Representations and Warranties of Shareholder. Shareholder represents and warrants to Parent and Merger Sub that Shareholder has the right, power, authority and legal capacity to enter into and perform all of Shareholder’s obligations under this Agreement. The execution, delivery and performance of this Agreement by Shareholder will not violate any other agreement to which Shareholder is a party, including, without limitation, any voting agreement, shareholders agreement or voting trust. This Agreement has been duly executed and delivered by Shareholder and constitutes a legal, valid and binding agreement of Shareholder, enforceable in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws, now or hereafter in effect. Shareholder presently legally or beneficially owns ___________ shares of Common Stock.
     3. Irrevocable Proxy. Shareholder hereby constitutes and appoints the members of the Board of Directors of Merger Sub, and each of them, or any other designee of Merger Sub, with full power of substitution and resubstitution, as the proxy of Shareholder with respect to the matters set forth herein, and hereby authorizes him or her to represent and to vote if and only if Shareholder (i) fails to vote or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner that is inconsistent with the terms of this Agreement, the number of shares of Common Stock that are owned by Shareholder and specified in Section 1 of this Agreement in favor of the Merger Agreement, the Merger and any other matter proposed to be approved pursuant to the terms of the Merger Agreement, pursuant to and in accordance with the terms and provisions of this Agreement. The proxy granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Company, Merger Sub and Parent in connection with the transactions contemplated by the Merger Agreement and this Agreement and, as such, is coupled with an interest and shall be irrevocable unless and until the earlier of the effective time of the Merger or the termination of the Merger Agreement in accordance with its terms.
     4. Covenants. Unless and until the earlier of the effective time of the Merger or the termination of the Merger Agreement in accordance with its terms, Shareholder agrees not to (i) sell, transfer, pledge, assign, hypothecate, encumber, tender or otherwise dispose of, or enter into any contract, option or other arrangement with respect to the sale, transfer, pledge, assignment, hypothecation, encumbrance, tender or other disposition of the shares of Common Stock specified in Section 1 of this Agreement; (ii) grant any proxies with respect to any shares of Common Stock specified in Section 1 of this Agreement inconsistent with this Agreement, deposit any shares of Common Stock specified in Section 1 of this Agreement into a voting trust or enter into a voting or option agreement with respect to any shares of Common Stock specified in Section 1 of this Agreement; (iii) directly or indirectly, solicit, initiate, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to an Acquisition Proposal or engage in any negotiation concerning, or provide any confidential information or data to, or have any discussions with any person relating to an Acquisition Proposal (provided that if Shareholder or any affiliate of Shareholder is a member of the Company’s Board of Directors, nothing herein shall prevent such Shareholder or affiliate from taking any action solely in such Shareholder’s or affiliate’s capacity as a member of the Company’s Board of Directors in the exercise of such director’s fiduciary duties, including with respect to an Acquisition Proposal); or (iv) take any action that would make any representation or warranty of Shareholder herein untrue or incorrect or prevent, burden or materially delay the consummation of the transactions contemplated by this Agreement or the Merger Agreement.
     5. Directors and Officers. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall (or shall require Shareholder to attempt to) limit or restrict Shareholder, or any affiliate of Shareholder, who is a member of the Company’s Board of Directors from acting in such capacity or voting in such Shareholder’s or affiliate’s sole discretion on any matter (it being understood that this Agreement shall apply to Shareholder solely in Shareholder’s capacity as a holder of shares of Common Stock and/or holder of options or warrants to purchase shares of Common Stock).
     6. Successors and Assigns. This Agreement shall be binding upon any purchasers, donees, pledgees and other transferees of Common Stock legally or beneficially owned by Shareholder.
     7. Remedies; Injunctive Relief. Shareholder agrees that in the event of Shareholder’s breach of any provision of this Agreement, Parent and/or Merger Sub shall have the right to enforce, or to compel the Company to enforce on its behalf, this Agreement. Shareholder further agrees that notwithstanding the foregoing, in the event of a breach of this Agreement by Shareholder, Parent and/or Merger Sub may be without an adequate remedy at law. Shareholder therefore agrees that in the event of Shareholder’s breach of any provision of this Agreement, Parent and/or Merger Sub may elect to institute and prosecute proceedings in any court of competent jurisdiction to enforce specific performance or to enjoin the continuing breach of such provision, as well as to obtain damages for breach of this Agreement and reasonable attorneys’ fees. If Parent and/or Merger Sub should institute an action or proceeding seeking specific performance of the provisions hereof, Shareholder hereby waives the claim or defense that Parent and/or Merger Sub has an adequate remedy at law and hereby agrees not to assert in any such action or proceeding the claim or defense that such a remedy at law exists. By seeking or obtaining any such relief, Parent and/or Merger Sub will not be precluded from seeking or obtaining any other relief to which it may be entitled.
     8. Expenses. Each party hereto shall pay its own expenses incurred in connection with this Agreement.
     9. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same document.
     10. Further Assurances. Shareholder shall execute and deliver such additional documents and take such further action as may be necessary or desirable to effect the purpose of this Agreement.
     11. Third-Party Beneficiaries. Nothing in this Agreement, expressed or implied, shall be construed to give any person other than the parties hereto any legal or equitable right, remedy or claim under or by reason of this Agreement or any provision contained herein; provided, however, that Parent is an intended beneficiary of this Agreement.
     12. Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the State of Minnesota, including all matters of construction, validity, performance and enforcement, without giving effect to principles of conflict of law.
     13. Entire Agreement; Amendments. This Agreement contains the entire agreement between Shareholder and Merger Sub with respect to the subject matters hereto and supersedes all prior and contemporaneous agreements and understandings, oral or written, with respect to such matters. This Agreement may not be changed, amended or modified orally, but may be changed only by an agreement signed by the party against whom any waiver, change, amendment, modification or discharge may be sought.
[Remainder of page intentionally left blank]

     IN WITNESS WHEREOF, each of the parties has caused this Voting Agreement to be duly executed as of the date and year first above written.

PILGRIM MERGER CORPORATION
By:
Its:

“SHAREHOLDER”

[Print Name of Shareholder]

[Signature]

[Print Name and Title if Signing for Entity]

[Print Address]

[Print Telephone Number]

[Social Security or Tax I.D. Number]